UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07008282

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2006 (MM/DD/YY) AND ENDING 07/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugo Marx & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V. Hugo Marx, III (205)324-4534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B. Michael Clardy, C.P.A., L.L.C.
(Name – *if individual, state last, first, middle name*)

600 Vestavia Parkway, Suite 130	Birmingham,	AL	35216
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 14 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECEIVED
OCT 23 2007
PROCESSING SECTION
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Hugo Marx, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Co., Inc., as of July 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public 6/26/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Independent Auditor's Report

Hugo Marx & Co., Inc.

July 31, 2007

Audited Financial Statements and Supplemental Information

Hugo Marx & Co., Inc.

July 31, 2007

Audited Financial Statements

Other Financial Information

B. Michael Clardy, C.P.A., L.L.C.

Highpoint Office Center • 600 Vestavia Parkway, Suite 130 • Birmingham, Alabama 35216
Telephone (205) 822-2300 • Fax (205) 822-2325

Independent Auditor's Report

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

I have audited the accompanying statement of financial condition of Hugo Marx & Co., Inc., as of July 31, 2007, and the related statements of stockholders' equity, income, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugo Marx & Co., Inc., as of July 31, 2007, and the results of its operations, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules, pages twelve and thirteen, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 23, 2007

Statement of Financial Condition

Hugo Marx Co., Inc.

July 31, 2007

Assets

Cash	$ 431,085
Accrued interest receivable	5,053
Receivable from regulatory agency	35,000
Securities owned:	
U.S. Government obligations	149,102
State and municipal obligations	145,450
	294,552
Property and equipment:	
Land	30,000
Buildings and improvements	174,251
Furniture, fixtures and equipment	34,592
	238,843
Less allowance for depreciation	188,102
	50,741
Other assets:	
Prepaid expenses	754
Deferred income tax	91,000
Deposits - other	795
	92,549
	$ 908,980

Liabilities and Stockholders' Equity

Liabilities

Payroll taxes payable	$ 286
Accrued expenses	3,073
	3,359

Stockholders' Equity

Common stock, par value $1,000 per share - authorized, issued and outstanding 100 shares	100,000
Additional paid-in capital	199,100
Retained earnings	606,521
	905,621
	$ 908,980

See notes to financial statements.

Statement of Stockholders' Equity

Hugo Marx & Co., Inc.

Year Ended July 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$100,000	$199,100	$601,818	$900,918
Net Income	-0-	-0-	4,703	4,703
Balance at End of Year	$100,000	$199,100	$606,521	$905,621

See notes to financial statements.

Statement of Income

Hugo Marx & Co., Inc.

Year Ended July 31, 2007

Revenue:	
Gain on firm securities trading and investment accounts	$ 60
Placement fees	55,117
Interest income	33,818
Refund from regulatory agency	35,000
Rental income	36,000
Miscellaneous	102
	160,097
Expenses:	
Employee compensation and benefits	112,518
Communications and data processing	7,688
Occupancy and equipment costs	27,534
Promotional costs	3,793
Interest	373
Regulatory fees and expenses	7,488
	159,394
Income Before Income Taxes	703
Income tax (benefit) - deferred	(4,000)
Net Income	$ 4,703

See notes to financial statements.

Statement of Changes in Liabilities Subordinated To Claims of Creditors

Hugo Marx & Co., Inc.

Year Ended July 31, 2007

Balance at beginning and end of year (no change during the year)	$ -0-

See notes to financial statements.

Statement of Cash Flows

Hugo Marx & Co., Inc.

Year Ended July 31, 2007

Cash Flows From Operating Activities		
Net Income		$ 4,703
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 3,216	
Changes in assets and liabilities:		
(Increase) decrease in:		
Accrued interest receivable	31	
Receivable from regulatory agency	(35,000)	
Securities owned	359,754	
Prepaid expenses	(132)	
Deferred income taxes	(4,000)	
Decrease (increase) in:		
Payroll taxes payable	105	
Accrued expenses	708	324,682
Net Cash Provided By Operating Activities		329,385
Cash Flows from Investing Activities – Purchases of fixtures and equipment		(2,343)
Net Cash (Used In) Investing Activities		(2,343)
Net Increase in Cash		327,042
Cash at beginning of year		104,023
Cash At End of Year		$ 431,085

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 373
Income taxes	-0-

See notes to financial statements.

Note A - Significant Accounting Policies

Organization and Nature of Business: Hugo Marx & Co., Inc., ("the Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an Alabama corporation and has offices in Birmingham, Alabama.

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less, that are not held for sale in the ordinary course of business to be cash equivalents. The Company had no cash equivalents as of July 31, 2007.

Security Transactions: Securities owned are stated at market value. Unrealized gains and losses on the increase or decrease to market value are recognized as incurred. Investment income is recognized as earned.

Securities transactions and the related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Property and Equipment: Property and equipment are stated at cost. Expenditures for additions and major improvements that significantly extend the useful lives of the assets or increase their productivity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation for building and improvements is provided by accelerated methods over 19 and 31.5 year periods. Depreciation for furniture, fixtures and equipment is provided by the straight-line method based on estimated useful lives ranging from five to eight years. For the year ended July 31, 2007, depreciation expense of $3,216 was charged to operations.

Income Taxes: Deferred income taxes result from timing differences which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. Differences are expected to reverse in subsequent periods.

Note A - Significant Accounting Policies - Continued

Fair Values of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature approximate current fair value. The Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at July 31, 2007.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Exemption Under SEC Rule 15C3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) since it maintains a special account for the exclusive benefit of customers. The balance of the special bank account amounted to $981 as of July 31, 2007.

Note C – Receivable from Regulatory Agency

On July 30, 2007, the Financial Industry Regulatory Authority (FINRA) commenced operations. FINRA was created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration operations of the New York Stock Exchange. As a result of the consolidation, FINRA announced a payment of $35,000 to every NASD member firm to reflect the cost-savings. Accordingly, the Company recorded this amount as a receivable as of July 31, 2007.

Note D - Income Taxes

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

Note D - Income Taxes - Continued

Income tax expense (benefit) the year ended July 31, 2007 consists of the following:

	Amount
Deferred:	
Federal	$ (1,500)
State	(2,500)
Total	$ (4,000)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of July 31, 2007 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$92,700
Deferred tax liabilities:	
Depreciation of property and equipment	900
Cash basis method of accounting	800
	1,700
Net Deferred Tax Asset	$91,000

Income tax (benefit) at the maximum federal income tax rate differs from the actual income tax (benefit) primarily due to the use of rates less than the maximum rate and tax-exempt interest income.

At July 31, 2007, the Company has net operating loss carryforwards for Federal and State income tax purposes of approximately $317,000 and $698,000, respectively which expire in varying amounts from 2011 to 2022.

Note E - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the Net Capital Rule) under the Securities Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At July 31, 2007, the Company's aggregate indebtedness and net capital were $3,359 and $720,876, respectively, a ratio of .0047 to 1. Required net capital is $100,000.

Note F - Concentration of Credit Risk

The Company maintains its cash balances with high quality financial institutions. At times such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. Accounts at each financial institution are insured by the FDIC up to $100,000.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include brokers-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note G - Shareholders' Agreement

Upon the death of any stockholder, the remaining stockholder has the option to purchase one share of the deceased stockholder's common stock. This option will expire 150 days after appointment of the deceased stockholder's personal representative. Additionally, certain employees of the Company, including the remaining shareholder, will have an option to purchase the remaining shares owned by the deceased stockholder. This option will expire 180 days after appointment of the personal representative. The Company will be obligated to purchase any remaining shares not purchased during the option periods. The agreement also places restrictions on the sale, assignment, pledge or transfer of the Company's stock by any shareholder.

The purchase price shall be calculated using the book value as of the end of its last fiscal year end preceding the date of a purchase.

Note H - Related Party Transactions

The Company leases office space to several businesses owned or controlled by the Company's stockholders. The lease arrangements are on a month-to-month basis and amount to $3,000 per month as of July 31, 2007. The Company received $36,000 under these arrangements during the year ended July 31, 2007.

Computation of Net Capital Pursuant to Rule 15c3-1

Hugo Marx & Co., Inc.

July 31, 2007

Computation of Net Capital

Total stockholders' equity	$ 905,621
Deductions:	
Total non-allowable assets	143,290
Unsecured receivable from regulatory agency	35,000
	178,290
Net Capital Before Haircut on Securities	727,331
Haircuts on securities	6,455
Net Capital	$ 720,876

Computation of Basic Net Capital Required

Net capital required	$ 100,000
Excess net capital	$ 620,876
Excess net capital at 1,000% defined as net capital less 10% of total aggregate indebtedness	$ 720,587

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 3,359
Percentage of aggregate indebtedness to net capital	0.47%

Reconciliation Between the Audited and Unaudited Statements of Financial Condition Pursuant to Rule 15c3-1

Hugo Marx & Co., Inc.

July 31, 2007

	Stock-holders' Equity	Additions	Deductions	Net Capital Before Haircuts on Securities Positions	Aggregate Indebtedness
As shown by unaudited statement of financial condition	$863,833	$ -0-	$138,482	$725,351	$ 286
Audit adjustments:					
Increase in accrued interest receivable	5,053	-0-	-0-	5,053	-0-
Increase in receivable from regulatory agency	35,000	-0-	35,000	-0-	-0-
(Decrease) in allowance for depreciation	54	-0-	54	-0-	-0-
Increase in prepaid expenses	754	-0-	754	-0-	-0-
(Increase) in accrued expenses	(3,073)	-0-	-0-	(3,073)	3,073
Increase in deferred income tax	4,000	-0-	4,000	-0-	-0-
As shown by audited statement of financial condition	$905,621	$ -0-	$178,290	$727,331	$ 3,359

END